ALPACA SECURITIES LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

(PURSUANT TO RULE 17a-5(e)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69928

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Alpaca Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__12 E 49th Street, FL11__
(No. and Street)

__New York__	__NY__	__10017__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Tammy Wetterwald__   __650-489-2017__   __tammy.wetterwald@alpaca.markets__

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Grant Thornton LLP__
(Name – if individual, state last, first, and middle name)

__171 N. Clark St, Ste 200__	__Chicago__	__IL__	__60601__
(Address)	(City)	(State)	(Zip Code)

__09/24/2003__   __248__

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: 8931F0C6-7BD4-43E5-9C24-DD1CAA6E84EE

OATH OR AFFIRMATION

I, Tammy Wetterwald, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alpaca Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Tammy Wetterwald 63739AC41EAD401...

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alpaca Securities LLC

CONTENTS



GRANT THORNTON LLP

757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Alpaca Securities LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Alpaca Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2024

New York, New York
February 27, 2026

ALPACA SECURITIES LLC

Statement of Financial Condition

December 31,		2025

ASSETS

Cash and cash equivalents	$	97,443,145
Cash segregated under federal and other regulations		647,837,713
Customer receivables (net of allowance for credit losses of $37,010)		35,580,060
Equity securities - user-held fractional shares		543,711,136
Investment securities owned, at fair value, long		370,874
Securities borrowed		29,144,998
Receivables from brokers, dealers and clearing organizations		2,836,579
Deposits with clearing organizations		26,057,006
Accounts receivable (net of allowance for credit losses of $305,695)		1,537,303
Prepaid expenses and other assets		1,598,700
Related Party Receivable		106,308
Total assets	$	1,386,223,822

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	6,756,446
Customer payables		669,695,507
Non-customer payable		22,928,707
Payables to brokers, dealers and clearing organizations		3,146,456
Related party payable		3,156,395
Equity securities - fractional share repurchase obligations		543,711,136
Investment securities owned, at fair value, short		2,533
Securities loaned		19,180,380
Other liabiliies		3,178,128
Total liabilities	$	1,271,755,688
Member's Equity	$	114,468,134
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,386,223,822

The accompanying notes are an integral part of these financial statements

ALPACA SECURITIES LLC
Notes to Statement of Financial Condition

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Alpaca Securities LLC (the "Company") is a wholly owned subsidiary of AlpacaDB, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company currently acts as an introducing broker for listed securities, options, and retails corporate equity securities over-the-counter. The Company maintains the books and records of its customers and is a self-clearing member of the Depository Trust Company ("DTC"), the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC").

The Company operates under Rule 15c3-1 of the Securities Exchange Act of 1934, where the requirement is to maintain minimum net capital as defined. In addition, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Exchange Act (the "Customer Protection rule") pertaining to the possession or control of customer-owned assets and reserve requirements. For additional information on the Company's requirements under Rule 15c3-3 see Note 2, *Cash segregated under federal and other regulations*.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from broker primarily includes receivables from the Company's executing brokers. Payables to broker reflect the clearing costs related to doing business as a self-clearing firm. For additional information on the Company's receivables from and payable to brokers see Note 3, *Receivables from brokers, dealers and clearing organizations*.

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization. For additional information on the Company's deposits with clearing organizations see Note 4, *Deposits with clearing organizations*.

The accompanying notes are an integral part of these financial statements

ALPACA SECURITIES LLC

Notes to Statement of Financial Condition

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. The Company has collateralized agreements which allows counterparties to borrow and lend securities under the terms of the master level stock agreement. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

With respect to securities loaned, the Company receives collateral in the form of cash. The Company earns interest income on cash collateral deposited by borrowers and can also earn additional revenue for lending certain securities based on demand for those securities. For our securities loaned, interest income is recorded net of interest paid to participating users for securities loaned.

The Company operates a securities lending program to eligible customers, who can opt in to lend certain fully paid securities to the Company. The Company may lend such securities to other market participants that wish to borrow for short selling or other purposes. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and carried at amortized cost or at fair value.

The Company has elected the fair value option for all transactions because the Company monitors financial performance associated with these transactions on a fair value basis. Increases or decreases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations. The Company mitigates this risk by monitoring the fair value of securities loaned and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of securities to the Company.

Fractional Share Program

The Company maintains an inventory of securities held exclusively for the fractional share program, which is operated by the Company. This proprietary inventory is recorded within investment securities owned, at fair value, as long. When a user purchases a fractional share, the Company records the cash received for the user-held fractional share as pledged collateral recorded within equity securities - user-held fractional shares and an offsetting liability to repurchase the shares, recorded within equity securities - fractional share repurchase obligations, as the Company concluded that the Company does not meet the criteria for derecognition under the accounting guidance, the Accounting Standards Codification ("ASC") Topic 860 *Transfers and Servicing*. The Company measures the inventory of securities, user-held fractional shares and their repurchase obligation at fair value at each reporting period. For additional information on the Company's fractional share program obligations see Note 5, *Fair value of assets and liabilities*.

The accompanying notes are an integral part of these financial statements

ALPACA SECURITIES LLC
Notes to Statement of Financial Condition

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis in accordance with ASC Topic 326-20. This topic requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration of the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of collectability.

Accounts Receivable, net

Accounts receivable consist of receivables from correspondent partners reduced by an allowance for doubtful accounts based on an analysis of expected collection rate determined from historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of collectability.

Customer receivables and payables

Customer receivable (net of allowance for credit loss) is primarily made up of margin receivables. These transactions are recorded on settlement date basis. Margin receivables are adequately collateralized by users' securities balances and are reported at their outstanding principal balance, net of an allowance for credit loss. The Company monitors margin levels and requires users to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements and avoid automatic liquidation of their positions.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for receivables from users. The Company has no expectation of credit losses for customer receivables that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on the assessment of the nature of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding receivable balance from a user, the Company recognizes an allowance for credit loss in the amount of difference, or unsecured balance, in the period of occurrence. The Company writes off unsecured balances when the balance becomes outstanding for over 21 days, unless the customer has agreed to a payment plan.

Aged customer receivables are reviewed for potential credit loss and written off when deemed uncollectible. The Company also presents a net amount receivable for unsettled securities transactions included in customer receivables. The risk of nonperformance of regular-way settling trades is minimal, given the following: (a) they are fully collateralized on the trade date, (b) the period of time between trade and settlement date is reasonably short, and (c) most securities are affirmed by both parties to the trade and settle net through a clearing entity. Accordingly, receivables and payables arising from these unsettled regular-way transactions may be recorded net. For additional information on the Company's credit losses see Note 8, *Allowance for*

ALPACA SECURITIES LLC

Notes to Statement of Financial Condition

credit losses.

Customer payables represent free credit balances from users' uninvested deposits and/or funds attributed to users as a result of settled trades and other security related transactions.

Prepaid expenses and other current assets

The Company classifies prepayments made under contracts as prepaid expenses and expense them over the contract terms. These prepaid expenses primarily include items such as prepayments on professional services. As of December 31, 2025, prepaid expenses included in other assets were $1,598,700. Other current assets primarily include corporate cash held at a third party to support instant withdrawals or deposits feature for the Company's cashiering product, fees receivable, and other various receivables.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal, state, and local income tax purposes. All tax effects of the Company's income or loss are passed through to the Parent. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state, or local income taxes is included in these financial statements.

Recently issued or adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The Company adopted the standard on January 1, 2025. The adoption did not have a material impact on the Company's financial statements.

2. Cash segregated under federal and other regulations

Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker-dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

At December 31, 2025, the Company had Cash segregated under federal and other regulations in the amount of $631,207,780. To cover the deposit requirement, an additional deposit of $3,123,358 was made on January 02, 2026 to bring the amount on deposit to $ $ 634,331,138.

During the period ended December 31, 2025, the Company performed the computations for the assets in the proprietary accounts of brokers ("PAB") in accordance with the customer reserve computation set forth under the Customer Protection Rule. At December 31, 2025, the Company had Cash segregated under federal and other regulations in the amount of $16,629,934. To

cover the deposit requirement, an additional deposit of $7,384,927 was made on January 02, 2026 to bring the amount on deposit to $24,014,861.

3. Receivables from and payables to brokers, dealers and clearing organizations

The Company self clears its securities transactions with DTC and clears its options transactions with OCC, and certain transactions with Velox on an omnibus basis. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors the collateral on the customers' accounts. In addition, pursuant to its executing agreement, the Company executes securities transactions with executing brokers. As of December 31, 2025, the Company recorded a receivable from broker in the amount of $2,836,579.

Payable to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive") and clearing costs related to doing business. As of December 31, 2025, the Company recorded a payable in the amount of $3,146,456.

4. Deposits with clearing organizations

The Company has brokerage agreements with its clearing brokers to carry its accounts and the accounts of its clients as customers of the clearing brokers. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin. The balance as of December 31, 2025 at Velox, DTC, and OCC was $26,057,006.

5. Fair value of assets and liabilities

The Company applies the fair value hierarchy in accordance with ASC Topic 820. "Fair Value Measurement" to prioritize the inputs to valuation techniques used to measure fair value. Substantially, the Company's financial instruments are carried at fair value, which includes its equity securities owned for fractional shares programs. The Company has evaluated the estimated fair value of financial instruments using available market information and are classified, on the basis of the measurement inputs employed, as Level 1, 2, or 3 within the fair value hierarchy as follows:
Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 are as follows:

ALPACA SECURITIES LLC

Notes to Statement of Financial Condition

		December 31, 2025		
	Level 1	Level 2	Level 3	Total
Assets				
Equity securities - user-held fractional shares	$ 543,711,136	$ -	$ -	$ 543,711,136
Securities borrowed	29,144,998	-	-	29,144,998
Investment securities owned, at fair value, long	370,874	-	-	370,874
Total financial assets	$ 573,227,008	$ -	$ -	$ 573,227,008
Liabilities				
Equity securities - fractional share repurchase obligations	$ 543,711,136	$ -	$ -	$ 543,711,136
Securities loaned	19,180,380	-	-	19,180,380
Total financial liabilities	$ 562,891,516	$ -	$ -	$ 562,891,516

6. Related party transactions

The Company received a capital infusion from the Parent during December 2025 in the amount of $55,000,000. The infusion was a strategic decision made to bolster Net Capital and provide ample liquidity to the broker-dealer.

The Company holds customer accounts who also have accounts with the Company's affiliate, Alpaca Crypto LLC ("Alpaca Crypto"). For those customers with both an account with the Company and Alpaca Crypto, the Company holds the customers funds in compliance with Rule 15c3-3. Upon customers purchasing or selling crypto currency through Alpaca Crypto, the Company will transfer the customers' funds to or receive the customers' funds from Alpaca Crypto. The settling of funds between the Company and Alpaca Crypto may result in a payable to or receivable from related party.

The related party receivable represents unpaid amounts receivable from Alpaca Crypto of $106,308 at December 31, 2025, and included in related party receivable on the statement of financial condition.

The related party payable represents unpaid amounts due to the Parent of $3,156,395 at December 31, 2025, and included in related party payable on the statement of financial condition.

In March 2021, the Company entered into a $2 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate of 1%, with interest due monthly. Amendments were made in April 2024 and August 2024 to increase the credit line to $10 million and $15 million with an interest rate of 6%. At December 31, 2025, there was no outstanding balance on this unsecured demand revolving line of credit. During the period ending December 31, 2025, the Company drew down on the line of credit for $0 and made repayments in the amount of $0 for the year.

The Company holds user accounts for related party Alpaca Japan Co. Ltd. ("Alpaca Japan"). Alpaca Japan is a registered broker/dealer in Japan and holds multiple user accounts with the Company including an omnibus account, a deposit account, and a settlement account. As of December 31, 2025, the Company had affiliate users Alpaca Japan and the parent company with free credit balances totaling $286,767 and $174,244, respectively, included in customer payables on the statement of financial condition.

The accompanying notes are an integral part of these financial statements

Notes to Statement of Financial Condition

7. Collateralized Agreements

The securities borrowing and lending agreements are collateralized by U.S. corporate securities. The majority of the securities obtained by the Company under securities borrowing and lending agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company primarily receives cash as collateral for the securities loaned to other broker- dealers. In the table below, the cash collateral we hold relates to balances presented in "gross assets/liabilities" and the fair value of the securities lent is presented in "fair value". Similarly, we provide cash collateral for securities borrowed from third parties or fully-paid securities from customers. In the table below, the amount of the cash collateral is presented in "gross assets/liabilities" and the fair value of the securities received is presented in "fair value".

Securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities borrowing and lending transactions. Therefore, activity related to securities borrowing and lending activities are presented gross in our Statement of Financial Condition.

	Gross Assets/Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts Presented in the Balance Sheet	Amounts Not Offset in the Statement of Financial Condition	
				Fair Value of Collateral	Net Amount
Assets					
Securities borrowed under loan agreements	29,144,998	-	29,144,998	(28,268,328)	876,670
Total:	$ 29,144,998	$ -	$ 29,144,998	$ (28,268,328)	$ 876,670
Liabilities					
Securities lent under loan agreements	19,180,380	-	19,180,380	(17,674,794)	1,505,586
Total:	$ 19,180,380	$ -	$ 19,180,380	$ (17,674,794)	$ 1,505,586

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged at December 31, 2025:

	Remaining Contractual Maturity				
	Overnight and Continuous	Less than 30 days	31 - 90 days	Over 90	Total
Securities lent under loan agreements					
Equities	$ 19,180,380	$ -	$ -	$ -	$ 19,180,380
Bonds	-	-	-	-	-
Obligations to return cash collateral					
Equities	-	-	-	-	-
Obligations to return collateral					
Equities	-	-	-	-	-
Total	$ 19,180,380	$ -	$ -	$ -	$ 19,180,380

The accompanying notes are an integral part of these financial statements

8. Allowance for credit losses

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, Financial Instruments - Credit Losses (ASC 326). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception to purchase. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties.

The Company measures all financial receivables held at amortized cost for an allowance of credit losses in accordance with ASC 326, which comprise of securities borrowed, securities purchased under agreements to resell, fees and other receivables from non-related parties carried at amortized cost, including, but not limited to, receivable from clearing brokers, net, investment banking receivables, advisory fees, general receivables, and commissions receivable.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts.

9. Financing activities, off-balance sheet risk, and concentrations of credit risk

In April 2022, the Company entered into a $10 million on demand revolving line of credit agreement with BMO Harris Bank N.A. ("BMO"). The line of credit is used solely to finance customer withdrawals from the reserve account. Interest for this line of credit is determined at the time a loan is initiated, and the applicable interest rate is calculated by adding 2.5% per annum to the Overnight Federal Funds Rate. Interest is payable monthly in arrears on the last calendar day of each month. In July 2025, the Company amended its loan agreement with BMO to increase its collateralized credit line to $40 million.

In November 2025, the Company entered into a new credit agreement with BMO to convert its credit line of $40 million into a committed revolving credit facility. Borrowing under the credit facility are specific to the terms of the agreement in which the loans are used to finance margin loans and secured by users' securities purchased on margin, used for the purpose of satisfying reserve requirements under Rule 15c3-3 of the Exchange Act, and used for the purpose of satisfying NSCC margin deposit requirements. At December 31, 2025, there was no outstanding balance on this unsecured line of credit. For the period ending December 31, 2025, the Company drew down on the line of credit for $69,500,000 and made repayments in the amount of $69,500,000.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various

ALPACA SECURITIES LLC

Notes to Statement of Financial Condition

customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

At December 31, 2025, the Company had five partners representing $717,305, which represents 38.92% of accounts receivable as of the end of the period.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

10. Commitments and contingencies

The securities industry is highly regulated and many aspects of the Company's business involves substantial risk of liability. In past years, there has been an increase in litigation and regulatory investigations involving the brokerage industry. Federal and state regulators, exchanges, or other SROs investigate issues related to regulatory compliance that may result in enforcement action. The Company is also subject to periodic regulatory audits and inspections that could in the future lead to enforcement investigations or actions. For the period ending December 31, 2025, the Company is working with FINRA regarding an enforcement inquiry, which is still ongoing as of the date the financial statements were issued. Based on currently available information, the Company has recorded an accrual related to this matter, which is included in Accounts payable and accrued expenses line item. The ultimate resolution of this matter is uncertain and the final outcome may differ from the amount accrued. Management cannot reasonably estimate the amount of any additional loss in excess of the amount accrued at this time.

For the period ended December 31, 2025, the Company was not named as a defendant in lawsuits.

11. Segment reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified a management team as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The following table presents the segment revenue and significant expenses for the year ended December 31, 2025.

12. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company

The accompanying notes are an integral part of these financial statements

Notes to Statement of Financial Condition

maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit items, as defined. At December 31, 2025, the Company's net capital was approximately $106,969,077 which was approximately $106,066,420 in excess of its minimum net capital of $902,657. This minimum net capital is based upon the greater of $250,000 or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3.

There are no material differences between the computation and the Company's most recently filed Form X-17A-5 Part II-A filing as of December 31,2025.

13. Subsequent events

The Company has evaluated events subsequent to February 27, 2026 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The accompanying notes are an integral part of these financial statements